UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

On June 27, 2018, Medigus Ltd., or the Company, announced a reverse split of one (1) new share for every ten (10) existing ordinary shares in the local market effective at the close of business on July 13, 2018. The reverse split is subject to approval at an extraordinary general meeting (“EGM”) of shareholders scheduled for July 9, 2018.

If the reverse split is approved at the EGM, BNY Mellon at the direction of the Company will change the ratio on the Company’s Depositary Receipt (“DR”) program from one (1) Depositary Share (“DS”) representing fifty (50) pre-reverse split ordinary shares to a new ratio of one (1) DS representing twenty (20) post-reverse split ordinary shares. The ratio change will result in a reverse split on the Company’s DSs on the basis of one (1) new DS for every four (4) old DSs held.

Effective July 16, 2018, DR holders of the Company will be required on a mandatory basis to surrender their DR(s) to BNY Mellon for cancellation and exchange at the rate of four (4) “Old” DSs (CUSIP 58471G201) for one (1) “New” DSs (CUSIP 58471G300). Holders of DSs in the Direct Registration System or in brokerage accounts will have their DRs automatically exchanged and need not take any action. Only whole DSs will be distributed. BNY Mellon will attempt to sell any fractional DSs and distribute the cash proceeds to DR holders.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-213280) and Form S-8 (Registration No. 333-206803 and No. 333-221019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 28, 2018	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer